EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Six Months Ended
	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,516		$17,991		$39,219		$35,202
Add: Fixed charges, net	11,409		12,596		24,404		24,349
Income before income taxes and fixed charges, net	30,925		30,587		63,623		59,551
Fixed charges
Interest expense	$11,128		$12,316		$23,846		$23,787
One-third of rental expense	281		280		558		562
Interest on unrecognized tax benefits	0		0		0		0
Total fixed charges	$ 11,409		$ 12,596		$ 24,404		$ 24,349
Ratio of Earnings to Fixed Charges	2.71	x	2.43	x	2.61	x	2.45	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,516		$17,991		$39,219		$35,202
Add: Fixed charges, net	5,739		7,604		13,514		14,736
Income before income taxes and fixed charges, net	25,255		25,595		52,733		49,938
Fixed charges
Interest expense (excluding deposits)	5,458		7,324		12,956		14,174
One-third of rental expense	281		280		558		562
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$ 5,739		$ 7,604		$ 13,514		$ 14,736
Ratio of Earnings to Fixed Charges	4.40	x	3.37	x	3.90	x	3.39	x